UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-10898

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

* Other schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee and Plan Participants of

The Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Minneapolis, Minnesota
June 15, 2015

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

At December 31,	2014	2013

Assets
Investments, at fair value:
Mutual funds	$2,674,602	$2,533,460
Collective/common trust funds	1,089,579	942,828
Fully benefit-responsive investment contracts with financial institutions	600,946	622,355
Common stock	454,141	428,278
Fidelity BrokerageLink investments	119,154	108,117
Short-term investments	19,087	34,789
Wrapper contract	118	—

Total investments, at fair value	4,957,627	4,669,827

Receivables:
Employer contributions	98,556	98,061
Notes receivable from participants	90,458	85,751
Investments sold but not delivered	259	902

Total receivables	189,273	184,714

Cash	21	22

Total assets	5,146,921	4,854,563

Liabilities
Accrued expenses	739	809
Investments purchased but not delivered	1,190	1,212
Other payables	3,050	3,748

Total liabilities	4,979	5,769

Net assets available for benefits, before adjustment to contract value	5,141,942	4,848,794
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,128)	(6,066)
Net assets available for benefits	$5,134,814	$4,842,728

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

For the year ended December 31,	2014	2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$172,067	$687,120
Mutual fund dividends	133,794	78,908
Interest	11,400	11,466
Common stock dividends	10,685	10,317
Preferred stock dividends	31	22

Total investment income	327,977	787,833

Contributions:
Employee	209,064	205,767
Employer	98,556	98,061
Rollover and other	29,090	26,849

Total contributions	336,710	330,677

Total additions, net	664,687	1,118,510

Deductions from net assets attributable to:
Paid to participants in cash	360,568	293,292
Common stock distributed at fair value	7,704	6,889
Administrative expenses	4,329	3,834

Total deductions	372,601	304,015

Net increase	292,086	814,495

Net assets available for benefits:
Beginning of year	4,842,728	4,028,233
End of year	$5,134,814	$4,842,728

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1.                       DESCRIPTION OF THE PLAN

The following brief description of The Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. (TRV) and participating affiliated employers (collectively, the Company) currently participate in the Plan.  TRV has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (FMTC) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to the statutory limitation of $17,500.  A participant who is, or will be, age 50 or older by the end of the year could make additional catch-up contributions of up to $5,500. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate, if they do not affirmatively make an election not to participate, to participate at a different rate or to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible to participate in the Plan; however, they will not be automatically enrolled.

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from eligible employer plans or individual retirement accounts either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Employer Contributions

The Company matched 100% of the Plan participant’s contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $6,000.  The Company matching contribution is made once a year and is invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $98,015,032 for plan year 2014 and $97,448,652 for plan year 2013 were made into the Plan in January 2015 and January 2014, respectively.  Except for cases of retirement or termination due to disability or death, the matching contribution was made only for participants employed on the last working day of December.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

1.                       DESCRIPTION OF THE PLAN, Continued

The Aetna Supplemental Company Contribution (the Supplemental Contribution) was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. (TIGHI) of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  TIGHI is a wholly-owned subsidiary of Travelers Property Casualty Corp. which is a wholly-owned subsidiary of TRV.  The Supplemental Contribution provides a fixed annual contribution into the Plan for eligible employees (Aetna participants). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Supplemental Contributions totaling $540,561 for plan year 2014 and $612,402 for plan year 2013 were made to the Plan in February 2015 and February 2014, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants generally may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.  Limitations apply to investment of participant accounts in TRV stock as well as to direct exchanges from the Stable Value Fund to the Vanguard Prime Money Market Fund.

Vesting

Participants are 100% vested in their contributions, the Supplemental Contribution and related earnings.  In general, participants are vested in their Company matching contributions and related earnings after three years of service.  Participants also become vested in full if they reach age 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by TRV.  At December 31, 2014 and 2013, the forfeiture account totaled $3,029,573 and $3,068,102, respectively.  Forfeitures used totaled $2,631,134 and $2,553,419 for 2014 and 2013, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of TRV stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely voted.  The Plan holds shares of Citigroup, Inc. (Citigroup) common stock as a result of a 2002 retirement plan spin-off from a plan maintained by Citigroup and such shares are voted in the same manner as described above for TRV shares.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

1.                       DESCRIPTION OF THE PLAN, Continued

Notes Receivable from Participants

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at any one time.  The interest rate established at the inception of a new loan is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding.  At December 31, 2014, there were 11,828 outstanding loans totaling $90,458,706.  At December 31, 2013, there were 12,077 outstanding loans totaling $85,751,289.

Distributions and Withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $5,000, participants may elect to have distributions made in full, partial or periodic installments. If a participant’s vested account balance following termination of employment is more than $1,000 but not more than $5,000 and the participant does not provide distribution instructions, the account will automatically be rolled over to a Fidelity IRA.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need.  Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions is generally limited to the amount of 401(k) contributions made to such account, reduced by prior withdrawals from the account.  Withdrawals are also allowed for any reason from accounts funded by rollover contributions (defined above), as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee after-tax contributions made under prior rules of the legacy plans (these are separate from Roth 401(k) contributions).  The predecessor accounts eligible for early withdrawal are accounts that were established in various legacy plans that require separate recordkeeping.  Other special withdrawal rights may apply to certain specified accounts or with respect to certain specified participants.

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The plan also provides for an in-plan Roth conversion for amounts eligible for withdrawal (other than for hardship); effective December 1, 2014, for vested, eligible assets.  An in-plan Roth conversion permits the participant to pay income tax on pre-tax amounts and convert them to Roth status.

To the extent an account is invested in TRV or Citigroup common shares, a withdrawal or distribution can be in the form of TRV or Citigroup common shares, respectively, or cash.  Any hardship withdrawal prior to age 59½ is in the form of cash.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

1.                       DESCRIPTION OF THE PLAN, Continued

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities, mortgage-backed securities and other financial instruments. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

2.                       SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Plan investments are stated at fair value as of December 31, 2014 and 2013 (see Note 4), except for short-term money market investments that are valued at cost plus accrued interest, which approximates their fair value.  Purchases and sales of securities are recorded on a trade-date basis.

With respect to the Plan’s fully benefit-responsive investment contracts, the investment section of the Statements of Net Assets Available for Benefits includes the fair value of such contracts (based on the fair value of the underlying investments), as well as the fair value of the related wrapper contract.  The Statements of Net Assets Available for Benefits also includes an adjustment to mark the fair value of the investment contracts to contract value.  The contract value of fully benefit-responsive investment contracts is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes receivable from participants are valued at their outstanding balances.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

2.                       SIGNIFICANT ACCOUNTING POLICIES, Continued

The Plan provides for investment in TRV’s common stock fund.  At December 31, 2014 and 2013, approximately 9% and 8% of the Plan’s total assets, respectively, were invested in the common stock of TRV.  The underlying values of the TRV common stock are entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Income Recognition

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Payment of Benefits

Benefit payments are recorded when paid.

3.                       INVESTMENTS

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013 (dollars in thousands):

At December 31,	2014	2013

Investments at Quoted Fair Value
Vanguard Institutional Index Fund — Plus Class, 3,562,356 and 3,538,506 shares, respectively	$672,145	$598,998
The Travelers Companies, Inc., 4,145,697 and 4,540,196 common shares, respectively	438,822	411,069
JP Morgan Large Cap Growth Fund — Class R6, 9,493,488 and 10,072,030 shares, respectively	331,702	322,406
Vanguard Total Bond Market Index Fund — Institutional Plus Class, 28,532,962 and 24,186,725 shares, respectively	310,153	255,412
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C, 19,823,930 and 17,361,102 shares, respectively	280,211	257,500

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

3.                       INVESTMENTS, Continued

Net Appreciation in the Fair Value of Investments

Net appreciation in the fair value of investments as set forth in the table below, includes gains/(losses) on investments bought/sold during the year as well as unrealized appreciation/(depreciation) on investments held at year-end (in thousands).

For the year ended December 31,	2014	2013

Mutual funds	$70,783	$438,629
Collective/common trust funds	34,879	142,965
Common stock	64,912	94,172
Fidelity BrokerageLink investments	1,493	11,354
Net appreciation in fair value of investments	$172,067	$687,120

4.                       FAIR VALUE MEASUREMENTS

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.  The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable.  In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety.  The three levels of the hierarchy are as follows:

•                  Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                  Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•                  Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

4.                       FAIR VALUE MEASUREMENTS, Continued

For investments that have quoted market prices in active markets, the Plan uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from third party, nationally recognized pricing services.  When quoted market prices are unavailable, the Plan utilizes these pricing services to determine an estimate of fair value.  The fair value estimates provided from these pricing services are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  The Plan bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s length transaction.

Plan investments are stated at fair value as of December 31, 2014 and 2013, except for short-term investments that are valued at cost plus accrued interest, which approximates their fair value and are included in Level 1.

Mutual funds are valued at their quoted net asset value.  The Plan receives prices daily at the close of trading from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the collective/common trust funds are valued at the net asset value per unit as reported by the sponsor of the collective/common trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The Plan includes the fair value estimates of these securities in Level 2.

Fully benefit-responsive investment contracts with financial institutions consist of synthetic guaranteed investment contracts (Synthetic GICs) which are reported at fair value.  Synthetic GICs are valued at the fair value of the underlying assets of the master trust derived from the exchange where the securities are primarily traded. The Plan includes the fair value estimates of the Synthetic GICs in Level 2. The fair value of the wrapper contracts associated with the Synthetic GICs are based on the wrap contract fees provided by insurance companies and are disclosed in Level 3 due to the significant inputs being unobservable. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Common stocks traded on national securities exchanges are valued at their closing market prices.

The Fidelity BrokerageLink investments are reported at fair value. For the majority of Fidelity BrokerageLink investments, the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (equities, mutual funds and government bonds).  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposit are valued at their certificate balances, which approximate fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

4.                       FAIR VALUE MEASUREMENTS, Continued

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2014 and 2013 (in thousands).

At December 31, 2014	Total	Level 1	Level 2	Level 3

Invested assets
Mutual funds:
Blended funds	$1,070,556	$1,070,556	$—	$—
Growth funds	568,923	568,923	—	—
Bond funds	380,106	380,106	—	—
Value funds	319,344	319,344	—	—
International fund	155,146	155,146	—	—
Balanced fund	124,004	124,004	—	—
Money market fund	56,523	56,523	—	—
Collective/common trust funds:
Target funds	768,573	—	768,573	—
International funds	280,211	—	280,211	—
International emerging markets fund	40,795	—	40,795	—
Fully benefit-responsive investment contracts	600,946	—	600,946	—
Common stock	454,141	454,141	—	—
Fidelity BrokerageLink investments:
Common stock	68,870	68,766	104	—
Mutual funds	30,037	30,037	—	—
Interest-bearing cash	18,020	18,020	—	—
Certificates of deposit	687	—	—	687
Corporate bonds	636	—	636
Preferred stock	467	467	—	—
U.S. government securities	426	426	—	—
Other	11	11	—	—
Short-term investments	19,087	19,087	—	—
Wrapper contract	118	—	—	118
Total	$4,957,627	$3,265,557	$1,691,265	$805

During the year ended December 31, 2014, the Plan’s transfers between Level 1 and Level 2 were not significant.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

4.                       FAIR VALUE MEASUREMENTS, Continued

At December 31, 2013	Total	Level 1	Level 2	Level 3

Invested assets
Mutual funds:
Blended funds	$968,124	$968,124	$—	$—
Growth funds	583,632	583,632	—	—
Bond funds	322,350	322,350	—	—
Value funds	300,633	300,633	—	—
International fund	184,811	184,811	—	—
Balanced fund	110,432	110,432	—	—
Money market fund	63,478	63,478	—	—
Collective/common trust funds:
Target funds	654,674	—	654,674	—
International funds	257,500	—	257,500	—
International emerging markets fund	30,654	—	30,654	—
Fully benefit-responsive investment contracts	622,355	—	622,355	—
Common stock	428,278	428,278	—	—
Fidelity BrokerageLink investments:
Common stock	59,373	59,353	20	—
Mutual funds	27,045	27,045	—	—
Interest-bearing cash	19,415	19,415	—	—
Certificates of deposit	751	—	—	751
Corporate bonds	781	—	781	—
Preferred stock	328	328	—	—
U.S. government securities	411	411	—	—
Other	13	13	—	—
Short-term investments	34,789	34,789	—	—

Total	$4,669,827	$3,103,092	$1,565,984	$751

During the year ended December 31, 2013, the Plan’s transfers between Level 1 and Level 2 were not significant.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

4.                       FAIR VALUE MEASUREMENTS, Continued

The following tables present the changes in the Level 3 fair value category for the years ended December 31, 2014 and 2013 (in thousands):

	Fidelity BrokerageLink Investments — Certificates of Deposit	Wrapper Contract	Total

Balance at December 31, 2013	$751	$—	$751
Net appreciation (depreciation) in fair value of investments	—	118	118
Purchases	346	—	346
Sales	(410)	—	(410)

Balance at December 31, 2014	$687	$118	$805

Amount of net appreciation (depreciation) for the period attributable to changes in fair value of assets still held at the reporting date	$—	$118	$118

	Fidelity BrokerageLink Investments — Certificates of Deposit	Wrapper Contract	Total

Balance at December 31, 2012	$655	$116	$771
Net appreciation (depreciation) in fair value of investments	(10)	(116)	(126)
Purchases	669	—	669
Sales	(542)	—	(542)
Withdrawal	(21)	—	(21)

Balance at December 31, 2013	$751	$—	$751

Amount of net appreciation (depreciation) for the period attributable to changes in fair value of assets still held at the reporting date	$(2)	$(116)	$(118)

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2014 and 2013.

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS

The Plan’s Stable Value Fund (the Fund) is composed primarily of Synthetic GICs.

Synthetic GICs.  A Synthetic GIC is an investment contract issued by an insurance company or other financial institution, also known as a wrap contract, backed by a portfolio of bonds or other fixed income securities that are owned by the Fund.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by the Fund’s trustee or a third party custodian.  The contracts are obligated to provide an interest rate not less than zero.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

The assets underlying the contracts consist of commingled funds sponsored either by Goldman Sachs Asset Management (GSAM) or Prudential Trust Company.  The fair value of those funds at December 31, 2014 and 2013 (see Note 4) was as follows (in thousands):

At December 31,	2014	2013

2013 Term Fund	$—	$2,295
2014 Term Fund	10,931	105,500
2015 Term Fund	70,678	124,459
2016 Term Fund	72,446	127,884
2017 Term Fund	62,311	88,023
2018 Term Fund	60,860	—
Dodge & Cox Intermediate Gov/Credit Fund - Travelers	126,486	—
Intermediate Core Fund	126,126	105,564
Prudential Core Conservative Intermediate Bond Fund	71,108	68,630

Total	$600,946	$622,355

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the fair value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a monthly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus credited interest, less withdrawals made under the contract and administrative expenses.

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of TRV, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund; and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract Termination.  Synthetic GIC wrap contracts generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the fair value of the underlying assets equals zero.  If the fair value equals zero, the issuer of the wrap contract is obligated to pay the difference between the fair value and the contract value.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

If the Fund defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Fund will retain the fair value of the underlying assets as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in the fair value equaling or exceeding the contract value of the wrapped portfolio by such termination date.  The Fund may make an Amortization Election if the contract permits the issuer to terminate at fair value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The Synthetic GICs are placed with financial institutions that have been approved by GSAM Stable Value, LLC’s credit review process. Currently, the Stable Value Fund’s wrap contract issuers have a Standard & Poor’s credit rating of A- or equivalent or higher. Additionally, a minimum Standard & Poor’s average credit rating of AA- or equivalent is required at purchase for the issuers of the underlying fixed income investments.

Average Yield.  The average yield of the contracts is as follows:

For the year ended December 31,	2014	2013

Based on actual earnings	1.32%	0.95%
Based on interest rate credited to participants	1.38%	1.21%

6.                       PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  The following transactions with related parties are specifically exempted from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code:

•                      The Plan invests in funds managed by an affiliate of FMTC, a party-in-interest as defined by ERISA as a result of being trustee of the Plan.

•                      The Plan also engages in transactions involving the acquisition or disposition of common stock of TRV, a party-in-interest with respect to the Plan.

7.                       PLAN TERMINATION

Although it has not expressed any intent to do so, TRV has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2014 AND 2013

8.                       TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 14, 2013, that the Plan as designed is qualified under Section 401(a) of the Internal Revenue Code and the Plan is qualified under Section 501(a) of the Internal Revenue Code.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  At December 31, 2014 and 2013, the Plan had no uncertain tax positions.

9.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2014 and December 31, 2013 to Form 5500 (in thousands):

At December 31,	2014	2013

Net assets available for benefits per the financial statements	$5,134,814	$4,842,728
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	7,128	6,066

Net assets available for benefits per the Form 5500	$5,141,942	$4,848,794

The following is a reconciliation of investment income per the financial statements to the Form 5500 (in thousands):

For the year ended December 31,	2014	2013

Total investment income per the financial statements	$327,977	$787,833
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — current year	7,128	6,066
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — prior year	(6,066)	(15,575)

Total investment income per the Form 5500	$329,039	$778,324

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value

Mutual Funds:
American Beacon Large Cap Value Fund — Institutional Class			6,010,189	$175,016,706
Baron Growth Fund — Institutional Shares			1,210,636	88,666,977
*Fidelity Puritan Fund — Class K			5,772,975	124,003,500
Goldman Sachs Midcap Value Fund — Institutional Class			2,256,102	93,808,701
JPMorgan Large Cap Growth Fund — Class R6			9,493,488	331,702,460
Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio — Class IS			3,773,278	148,553,948
Neuberger Berman Genesis Fund — Class R6			2,427,483	137,371,272
PIMCO Total Return Fund - Institutional Class			6,562,184	69,952,883
TARGET Small Capitalization Value Portfolio — Class T			1,974,156	50,518,650
Thornburg International Value Fund — Class R6			5,674,678	155,145,687
Vanguard Institutional Index Fund — Plus Class			3,562,356	672,145,342
Vanguard Mid-Cap Index Fund Institutional Plus			1,289,903	214,962,291
Vanguard Prime Money Market — Institutional Class			56,523,265	56,523,265
Vanguard Small-Cap Index Fund Institutional			824,710	46,076,549
Vanguard Total Bond Market Index Fund — Institutional Plus Class			28,532,962	310,153,300
Total Mutual Funds				2,674,601,531

Collective/Common Trust Funds
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C			19,823,930	280,211,252
SSgA Emerging Markets Index Non-Lending Series Fund — Class C			2,435,346	40,794,480
Vanguard Target Retirement Income Trust Plus			765,083	28,292,778
Vanguard Target Retirement 2010 Trust Plus			371,546	14,434,549
Vanguard Target Retirement 2015 Trust Plus			1,957,996	80,140,768
Vanguard Target Retirement 2020 Trust Plus			2,281,002	96,965,383
Vanguard Target Retirement 2025 Trust Plus			3,547,961	154,868,511
Vanguard Target Retirement 2030 Trust Plus			1,598,748	71,703,844
Vanguard Target Retirement 2035 Trust Plus			2,093,263	96,331,946
Vanguard Target Retirement 2040 Trust Plus			1,183,314	55,284,450
Vanguard Target Retirement 2045 Trust Plus			2,356,198	110,105,136
Vanguard Target Retirement 2050 Trust Plus			1,052,790	49,249,514
Vanguard Target Retirement 2055 Trust Plus			239,492	11,196,233
Total Collective/Common Trust Funds				1,089,578,844

(continued)

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Fully Benefit-Responsive Investments with Financial Institutions:
Transamerica Premier Life Insurance Company, MDA00987TR:
2014 Term Fund	1.22%	Various	3,405,317	3,405,317
2015 Term Fund	1.22%	Various	19,425,246	19,425,246
2016 Term Fund	1.22%	Various	19,906,418	19,906,418
2017 Term Fund	1.22%	Various	12,095,397	12,095,397
2018 Term Fund	1.22%	Various	16,374,563	16,374,563
Dodge & Cox Gov/Credit Fund - Travelers	1.22%	Various	26,100,385	26,100,385
Intermediate Core Fund	1.22%	Various	5,020,062	52,133,947
Total Transamerica Premier Life Insurance Company, MDA00987TR				149,441,273

Pacific Life Insurance Company, G-26926.01.0001
2014 Term Fund	1.61%	Various	3,367,818	3,367,818
2015 Term Fund	1.61%	Various	18,598,639	18,598,639
2016 Term Fund	1.61%	Various	19,735,416	19,735,416
2017 Term Fund	1.61%	Various	18,193,779	18,193,779
2018 Term Fund	1.61%	Various	16,403,322	16,403,322
Intermediate Core Fund	1.61%	Various	7,124,832	73,992,238
Total Pacific Life Insurance Company, G-26926.01.0001				150,291,212

The Prudential Insurance Company of America, GA-63058
2014 Term Fund	1.67%	Various	3,304,351	3,304,351
2015 Term Fund	1.67%	Various	20,496,588	20,496,588
2016 Term Fund	1.67%	Various	20,659,481	20,659,481
2017 Term Fund	1.67%	Various	19,880,944	19,880,944
2018 Term Fund	1.67%	Various	15,417,286	15,417,286
Prudential Core Conservative Int. Bond Fund	1.67%	Various	71,108,050	71,108,050
Total Prudential Insurance Company of America, GA-63058				150,866,700

Voya Retirement Insurance and Annuity Company, MCA-60441
2014 Term Fund	1.45%	Various	853,597	853,597
2015 Term Fund	1.45%	Various	12,157,477	12,157,477
2016 Term Fund	1.45%	Various	12,144,479	12,144,479
2017 Term Fund	1.45%	Various	12,140,877	12,140,877
2018 Term Fund	1.45%	Various	12,664,521	12,664,521
Dodge & Cox Gov/Credit Fund - Travelers	1.45%	Various	100,386,098	100,386,098
Total Voya Retirement Insurance and Annuity Company, MCA-60441				150,347,049

Total Fully Benefit-Responsive Investments with Financial Institutions				600,946,234

(continued)

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Common Stock:
* The Travelers Companies, Inc.			4,145,697	438,822,027
Citigroup, Inc.			283,108	15,318,974
Total Common Stock				454,141,001

*Fidelity BrokerageLink Investments				119,153,612

Short-Term Investments:
*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	0.06%	Due on Demand		19,086,887

Wrapper Contract:
Transamerica Premier Life Insurance Company, MDA00987TR	1.22%	Evergreen		118,496

*Notes receivable from participants (1)				90,458,706

Total				$5,048,085,311

See accompanying report of independent registered public accounting firm.

* Parties-in-interest as defined by ERISA.

(1) 11,828 loans, interest rates ranging from 4.25% to 10.50%, 5-year maximum term with the exception of home loans, which have a 20-year maximum term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

Date:	June 15, 2015	By:	/s/ John P. Clifford Jr.
John P. Clifford Jr.
Executive Vice President, Human Resources
and Plan Administrator
Member of the Administrative Committee for
The Travelers 401(k) Savings Plan